Exhibit 99.2

Quarterhill Inc.

2019 Third Quarter

Unaudited Condensed Consolidated
Interim Financial Statements

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

(In thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues
License	$10,542	$4,762	$64,103	$12,898
Systems	9,532	7,885	25,626	19,757
Services	610	660	1,803	2,040
Recurring	4,685	6,272	16,031	17,290
	25,369	19,579	107,563	51,985
Cost of revenues (excluding depreciation and amortization)
License	6,584	5,927	31,377	19,927
Systems	5,678	5,281	16,334	13,392
Services	372	305	1,018	995
Recurring	2,465	2,927	7,994	8,399
	15,099	14,440	56,723	42,713
	10,270	5,139	50,840	9,272
Operating expenses
Depreciation of property, plant and equipment	181	372	921	1,155
Amortization of intangibles	5,134	6,298	15,578	19,491
Selling, general and administrative expenses	7,186	6,871	20,423	20,960
Research and development expenses	1,229	902	3,645	2,694
Special charges (Note 11)	(11,570)	2,320	907	2,320
	2,160	16,763	41,474	46,620
Results from operations	8,110	(11,624)	9,366	(37,348)

Finance income	(378)	(140)	(871)	(522)
Finance expense	62	78	341	157
Foreign exchange loss (gain)	(172)	91	150	(74)
Other income	(119)	(247)	(373)	(1,153)
Income (loss) before taxes	8,717	(11,406)	10,119	(35,756)

Current income tax expense (Note 12)	1,275	755	5,308	651
Deferred income tax recovery (Note 12)	(1,893)	(2,880)	(83)	(7,216)
Income tax expense (recovery)	(618)	(2,125)	5,225	(6,565)

Net income (loss)	$9,335	$(9,281)	$4,894	$(29,191)

Net income (loss) per share
Basic	$0.08	$(0.08)	$0.04	$(0.25)
Diluted	$0.08	$(0.08)	$0.04	$(0.25)

Weighted average number of common shares
Basic	118,817,466	118,817,466	118,817,466	118,752,303
Diluted	118,817,466	118,817,466	118,817,466	118,752,303

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 Third Quarter Financial Results	2

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Net income (loss)	$9,335	$(9,281)	$4,894	$(29,191)
Other comprehensive income (loss):
Foreign currency translation adjustment	(546)	424	211	(1,847)
Comprehensive income (loss)	$8,789	$(8,857)	$5,105	$(31,038)

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 Third Quarter Financial Results	3

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

(In thousands of United States dollars)

As at	September 30, 2019	December 31, 2018
Current assets
Cash and cash equivalents	$68,846	$63,929
Short-term investments	1,171	1,139
Restricted short-term investments	2,100	2,200
Accounts receivable (net of allowance for doubtful accounts)	16,324	10,812
Other current assets	72	91
Unbilled revenue	7,234	3,990
Income taxes receivable	19	198
Inventories (net of obsolescence) (Note 6)	6,583	5,960
Prepaid expenses and deposits	1,993	2,332
	104,342	90,651
Non-current assets
Accounts receivable	2,926	415
Right-of-use assets (Note 7)	3,714	-
Property, plant and equipment	1,963	2,655
Intangible assets	73,722	87,425
Investment in joint venture (Note 8)	4,037	3,822
Deferred income tax assets (Note 12)	25,600	27,141
Goodwill	25,303	25,303
	137,265	146,761
TOTAL ASSETS	$241,607	$237,412

Liabilities
Current liabilities
Bank indebtedness	$3,753	$2,598
Accounts payable and accrued liabilities	16,080	18,103
Income taxes payable	1,089	-
Current portion of right-of-use lease liabilities (Note 7)	732	-
Current portion of deferred revenue	5,550	4,670
Current portion of long-term debt	43	299
Contingent consideration (Note 10)	-	929
	27,247	26,599
Non-current liabilities
Deferred revenue	1,128	1,435
Right-of-use lease liabilities (Note 7)	2,897	-
Long-term debt	168	173
Deferred income tax liabilities (Note 12)	2,939	4,337
	7,132	5,945
TOTAL LIABILITIES	34,379	32,544

Shareholders’ equity
Capital stock (Note 9)	419,111	419,111
Additional paid-in capital	23,560	22,957
Accumulated other comprehensive income	16,454	16,243
Deficit	(251,897)	(253,443)
	207,228	204,868
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$241,607	$237,412

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 Third Quarter Financial Results	4

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(In thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash generated from (used in):
Operations
Net income (loss)	$9,335	$(9,281)	$4,894	$(29,191)
Non-cash items
Stock-based compensation	194	114	603	268
Depreciation and amortization	5,315	6,671	16,499	20,647
Foreign exchange loss (gain)	35	(51)	(61)	111
Equity in earnings from joint venture	(119)	(246)	(370)	(884)
Loss (gain) on disposal of assets	(20)	(26)	567	(25)
Deferred income tax recovery	(1,893)	(2,880)	(83)	(7,216)
Embedded derivatives	(80)	(2)	19	(3)
Contingent consideration (Note 10)	(11,577)	-	(929)	-
Changes in non-cash working capital balances
Accounts receivable	(6,544)	(1,400)	(5,507)	2,766
Unbilled revenue	(616)	71	(3,238)	2,065
Income taxes receivable	33	(45)	180	(102)
Inventories	(484)	(286)	(622)	(1,035)
Prepaid expenses and deposits	374	(240)	203	714
Deferred revenue	690	(519)	572	(268)
Accounts payable and accrued liabilities	(5,481)	(883)	(1,967)	(5,220)
Income taxes payable	1,052	29	1,089	(570)
Cash generated from (used in) operations	(9,786)	(8,974)	11,849	(17,943)
Financing
Long-term accounts receivable (net)	(2,593)	-	(2,511)	-
Dividends paid (Note 9)	(1,117)	(1,143)	(3,348)	(3,469)
Bank indebtedness	(761)	993	1,155	2,106
Repayment of long-term debt	(25)	(17)	(261)	(92)
Common shares issued for cash from Employee Share Purchase Plan	-	-	-	27
Cash used in financing	(4,496)	(167)	(4,965)	(1,428)
Investing
Proceeds from sale of restricted short-term investments	100	-	100	-
Proceeds from sale of property, plant and equipment	23	43	23	54
Purchase of property and equipment	(264)	(253)	(730)	(419)
Repayment of patent finance obligations	-	(1,389)	-	(4,167)
Purchase of intangibles	(1,332)	(25)	(1,425)	(114)
Cash used in investing	(1,473)	(1,624)	(2,032)	(4,646)
Foreign exchange gain (loss) on cash held in foreign currency	(33)	48	65	(103)
Net increase (decrease) in cash and cash equivalents	(15,788)	(10,717)	4,917	(24,120)
Cash and cash equivalents, beginning of period	84,634	68,415	63,929	81,818
Cash and cash equivalents, end of period	$68,846	$57,698	$68,846	$57,698

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 Third Quarter Financial Results	5

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

(In thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2019	$419,111	$22,957	$16,243	$(253,443)	$204,868
For the three months ended March 31, 2019
Net income	-	-	-	29	29
Other comprehensive income	-	-	599	-	599
Stock-based compensation expense	-	181	-	-	181
Dividends declared (Note 9)	-	-	-	(1,130)	(1,130)
Balance - March 31, 2019	$419,111	$23,138	$16,842	$(254,544)	$204,547
For the three months ended June 30, 2019
Net loss	-	-	-	(4,470)	(4,470)
Other comprehensive income	-	-	158	-	158
Stock-based compensation expense	-	228	-	-	228
Dividends declared (Note 9)	-	-	-	(1,101)	(1,101)
Balance - June 30, 2019	419,111	23,366	17,000	(260,115)	199,362
For the three months ended September 30, 2019
Net income	-	-	-	9,335	9,335
Other comprehensive loss	-	-	(546)	-	(546)
Stock-based compensation expense	-	194	-	-	194
Dividends declared (Note 9)	-	-	-	(1,117)	(1,117)
Balance - September 30, 2019	$419,111	$23,560	$16,454	$(251,897)	$207,228

Balance - January 1, 2018	$418,873	$22,489	$20,111	$(199,718)	$261,755
For the three months ended March 31, 2018
Net loss	-	-	-	(12,045)	(12,045)
Other comprehensive loss	-	-	(790)	-	(790)
Stock-based compensation expense	-	156	-	-	156
Dividends declared (Note 9)	-	-	-	(1,171)	(1,171)
Balance March 31, 2018	418,873	22,645	19,321	(212,934)	247,905
For the three months ended June 30, 2018
Net loss	-	-	-	(7,865)	(7,865)
Other comprehensive loss	-	-	(1,481)	-	(1,481)
Stock-based compensation expense	-	(2)	-	-	(2)
Conversion of deferred stock units to common shares	211	-	-	-	211
Shares issued under Employee Share Purchase Plan	27	-	-	-	27
Dividends declared (Note 9)	-	-	-	(1,155)	(1,155)
Balance - June 30, 2018	419,111	22,643	17,840	(221,954)	237,640
For the three months ended September 30, 2018
Net loss	-	-	-	(9,281)	(9,281)
Other comprehensive income	-	-	424	-	424
Stock-based compensation expense	-	114	-	-	114
Conversion of deferred stock units to common shares	-	-	-	-	-
Shares issued under Employee Share Purchase Plan	-	-	-	-	-
Dividends declared (Note 9)	-	-	-	(1,143)	(1,143)
Balance - September 30, 2018	$419,111	$22,757	$18,264	$(232,378)	$227,754

See accompanying notes to these unaudited condensed consolidated interim financial statements

2019 Third Quarter Financial Results	6

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.  NATURE OF BUSINESS

Quarterhill Inc. (“Quarterhill” or the “Company”), formerly “Wi-LAN Inc.”, is a Canadian company with its shares listed under the symbol “QTRH” on each of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market.  Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including vertical market software and solutions, intelligent industrial systems, and innovation and licensing.

2.  BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements include the accounts of Quarterhill and its wholly owned subsidiaries.  Quarterhill also holds, through one of its subsidiaries, a 50% joint venture ownership interest in Xuzhou-PAT Control Technologies Limited (“XPCT”) which is accounted for using the equity method.  These unaudited condensed consolidated interim financial statements include only the Company’s net investment and equity in earnings of the joint venture.

These unaudited condensed consolidated interim financial statements are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim period.  As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 together with the accompanying notes.  All inter-company transactions and balances have been eliminated.

3.   SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2018 except for the adoption of accounting standards more fully described below.

Adoption of Accounting Standards

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) “Leases” (ASC 842) to increase transparency and comparability among organizations by requiring the recognition of Right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted ASC 842 using the modified retrospective method applied to leases that were in effect on January 1, 2019.  Results for reporting periods beginning after January 1, 2019 are presented under topic ASC 842 while leases in existence at the prior period are not adjusted and continue to be

2019 Third Quarter Financial Results	7

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

reported in accordance with our historic accounting under ASC 840.  The Company elected to not recognize right-of-use assets and right-of-use lease liabilities arising from short term leases, not reassess whether any expired or existing contracts are or contain leases, not reassess the lease classification for any expired or existing leases, and not reassess initial direct costs for any existing leases.  The Company also elected to use hindsight in determining the lease term and in assessing impairment of the entity’s right-of-use assets.

The standard had a material impact on the condensed consolidated interim balance sheet with the recognition of right-of-use assets and liabilities but did not have an impact on the condensed consolidated interim statement of operations.

The cumulative effect of the changes made to the Company’s consolidated January 1, 2019 balance sheet, by segment, for the adoption of ASU 2016-02 were as follows:

		Adjustments arising from implementation of ASU 2016-02
	Balances as at December 31, 2018	Licensing	Intelligent Systems	Enterprise Software	Corporate	Balances as at January 1, 2019
Assets
Prepaid expenses and deposits	$2,332	$(69)	$(113)	$-	$-	$2,150
Right-of-use assets	-	323	2,133	246	216	2,918

Liabilities
Right-of-use lease liabilities, current	-	230	470	84	39	823
Right-of-use lease liabilities, long-term	-	24	1,550	162	177	1,913

Significant changes to the accounting policies as a result of adopting ASU 2016-02 are discussed below.

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use assets and right-of-use lease liabilities in the consolidated balance sheets. The Company currently does not have any finance leases.

ROU assets represent the Company’s right to use an underlying asset for the lease term and right-of-use lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that the Company will exercise that option, the effects of that exercise are considered in determining the ROU assets and lease liabilities.  Lease expense is recognized on a straight-line basis over the lease term.

2019 Third Quarter Financial Results	8

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Management uses judgment in determining whether a contract contains a lease, the interest used to discount the present value of fixed payments in accounting for the lease liability and corresponding right-of-use asset, and in determining whether it is likely that a lease term will be extended.

The Company has elected to account for lease and non-lease components embedded in its leases as a single lease component.

Future Accounting Pronouncements

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company in the first quarter of its fiscal year ending December 31, 2021, with earlier adoption permitted beginning in the first quarter of its fiscal year ending December 31, 2020. The Company is currently assessing the impact of this new standard.

Fair Value Measurement

In August 2018 the FASB issued Accounting Standards Update 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” that has been issued as part of the FASB’s disclosure framework project.   The amendments in this update modify the disclosure requirements on fair value measurement based on concepts in the FASB Concept Statement, Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements and are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  The Company is currently assessing the impact of this new standard.

Intangibles – Goodwill and Other- Internal-Use Software

In August 2018 the FASB issued Accounting Standards Update 2018-15 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract that provides guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract.  Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license.   The new guidance also prescribes the balance sheet, income statement, and cash flow classification of the capitalized implementation costs and related amortization expense and requires additional quantitative and qualitative disclosures.  The ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years.  The Company is currently assessing the impact of this new standard.

2019 Third Quarter Financial Results	9

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

4.  FINANCIAL INSTRUMENTS

The following table presents the fair values of financial instruments recorded at fair value across the levels of the fair value hierarchy.

		As at September 30, 2019		As at December 31, 2018
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$68,846	$68,846	$63,929	$63,929
Short-term investments	1	1,171	1,171	1,139	1,139
Restricted short-term investments	1	2,100	2,100	2,200	2,200
Derivative financial instrument	2	(8)	(8)	91	91
Long-term debt	2	211	211	472	472
Contingent consideration	3	-	-	929	929

Derivative financial instrument consists of the embedded derivative portion of the unearned revenue of U.S. dollar denominated sales contracts in its Canadian, Chilean and Mexican subsidiaries and foreign exchange forward contracts. The fair value of embedded derivatives is measured using a market approach, based on the difference between quoted forward exchange rates as of the contract date and quoted forward exchange rates as of the reporting date. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the reporting date. Contingent consideration was adjusted to fair value at December 31, 2018 and September 30, 2019 using management’s best estimates of performance to calculate fair value as at the reporting date. Accounts receivable, unbilled revenue, accounts payable and accrued liabilities also approximate fair value due to the short term maturity of these items.

2019 Third Quarter Financial Results	10

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5.  UNBILLED REVENUE AND DEFERRED REVENUE

Significant changes in unbilled revenue and deferred revenue balances during the nine months ended September 30, 2019 are as follows:

	September 30, 2019	December 31, 2018	$ Change	% Change
Unbilled revenue	$7,234	$3,990	$3,244	81%
Deferred revenue - current	(5,550)	(4,670)	(880)	19%
Deferred revenue - non-current	(1,128)	(1,435)	307	-21%
Net contract assets (liabilities)	$556	$(2,115)	$2,671	-126%

The net change in unbilled revenues of $3,244 consists of amounts earned but not yet billed to customers and the foreign currency effect of contracts not transacted in U.S. dollars.

Revenue recognized for the nine months ended September 30, 2019 that was included in deferred revenue at the beginning of the period was $3,662 (nine months ended September 30, 2018 – $4,199).

6.  INVENTORIES

Inventories consist of the following at September 30, 2019:

As at	September 30, 2019	December 31, 2018
Raw materials	$796	$729
Original equipment manufacturer materials	3,183	3,128
Work in process	906	814
Finished goods	1,698	1,289
	$6,583	$5,960

For the three and nine months ended September 30, 2019, the Company recorded non-cash, pretax charges of $47 and $93 respectively (2018 - $26 and $26) relating to inventory obsolescence.

2019 Third Quarter Financial Results	11

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

7.  RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has operating leases for corporate offices, production facilities, and certain equipment.  These leases have remaining lease terms of 5 months to 9.7 years, some of which include options to extend the leases for up to 10 years or to terminate the lease with notice periods of 90 days to 6 months or at predetermined dates as specified within the lease contract. The Company has classified the assets related to these operating leases as right-of-use assets and the liabilities associated with the future lease payments under these operating leases as right-of-use lease liabilities.

	For the three months ended March 31, 2019	For the three months ended June 30, 2019	For the three months ended September 30, 2019	For the nine months ended September 30, 2019
Operating lease expense	$326	$328	$268	$922

Operating cash flows from operating leases	$362	$242	$181	$785

			As at September 30, 2019	As at January 1, 2019
Right-of-use assets			$3,714	$2,918

Right-of-use lease liabilities
Current			$732	$823
Long-term			2,897	1,913
			$3,629	$2,736

Weighted average remaining lease term			6.0 years	3.7 years

Weighted average discount rate applied			5.45%	5.45%

Maturities of right-of-use lease liabilities:
Remainder of 2019			$231	$955
2020			909	704
2021			874	668
2022			781	574
2023			310	113
Thereafter			1,184	18
Total lease payments			4,289	3,032
Less imputed interest			660	(296)
Total			$3,629	$2,736

2019 Third Quarter Financial Results	12

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

8.  INVESTMENT IN JOINT VENTURE

XPCT is a joint venture in China in which the Company’s subsidiary IRD holds a 50% interest. XPCT has two business divisions providing products and services to both the ITS industry and construction equipment manufacturers.

IRD had sales to XPCT of $nil and $42 in the three and nine months ended September 30, 2019, respectively (2018 - $nil and $nil). At September 30, 2019 accounts receivable from XPCT was $2 (December 31, 2018 - $17).

	September 30, 2019	December 31, 2018
Carrying value, beginning of the period	$3,822	$3,383
Currency gain on financial statement translation	(155)	(186)
Company's share of earnings	370	942
Dividend received	-	(317)
Carrying value, end of the period	$4,037	$3,822

The Company’s ownership interest comprises a 50% share of net assets and net earnings of XPCT as well as purchase price adjustments to allocate fair values assigned to certain assets and liabilities at the time of acquisition.

As at September 30, 2019, IRD has an outstanding loan guarantee in the amount of 7.5 million yuan (approximately $1.1 million) (December 31, 2018 – 7.5 million yuan or $1.1 million) for 50% of a bank loan to XPCT representing IRD’s proportionate interest in this entity.

9. SHARE CAPITAL

The Company paid quarterly cash dividends as follows:

	2019				2018
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,130	Cdn	$0.0125	US	$1,171
2nd Quarter	Cdn	$0.0125	US	$1,101	Cdn	$0.0125	US	$1,155
3nd Quarter	Cdn	$0.0125	US	$1,117	Cdn	$0.0125	US	$1,143
	Cdn	$0.0375	US	$3,348	Cdn	$0.0375	US	$3,469

The Company declared quarterly dividends as follows:

	2019		2018
1st Quarter	Cdn	$0.0125	Cdn	$0.0125
2nd Quarter	Cdn	$0.0125	Cdn	$0.0125
3nd Quarter	Cdn	$0.0125	Cdn	$0.0125

2019 Third Quarter Financial Results	13

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Basic weighted average common shares outstanding	118,817,466	118,817,466	118,817,466	118,752,303
Effect of stock options	-	-	-	-
	118,817,466	118,817,466	118,817,466	118,752,303

For the three and nine months ended September 30, 2019, the effect of stock options totaling 1,610,682 and 1,427,455 were anti-dilutive (2018 – 7,029,141 and 7,029,141 respectively were anti-dilutive).

10.  CONTINGENT CONSIDERATION

In connection with the acquisition of VIZIYA on May 4, 2017, subject to the terms of the acquisition agreement, the Company agreed to pay the former owners of VIZIYA up to an additional $11,900 if VIZIYA achieved certain earnings before interest, taxes and amortization (“Eligible Earnings”) targets for the period from April 1, 2017 to July 31, 2019. This amount would have consisted of cash consideration of up to $6,000 and the issuance of up to 3,647,417 additional Common Shares. Additionally, subject to the terms of the acquisition agreement, if VIZIYA achieved cumulative Eligible Earnings during that period exceeding $11,900, then the Company would be required to pay 50% of that excess Eligible Earnings as additional contingent consideration until that cumulative Eligible Earnings reached a cap of $24,000. The liability associated with the anticipated payment of the contingent consideration obligation was preliminarily valued at $6,450 at the acquisition date. This estimate was calculated using the Monte Carlo simulations model. The Company subsequently revalued this contingent liability downward to $929 based on actual results to March 31, 2019 and management’s estimate of expected Eligible Earnings through to July 31, 2019.

On July 31, 2019, VIZIYA management represented to the Company that it had entered into two agreements for the sale of perpetual software licenses which may have qualified as Eligible Earnings pursuant to the acquisition agreement for purposes of the contingent consideration earn-out payment. As these revenue contracts were entered into subsequent to June 30, 2019 but prior to the issuance of the second quarter interim financial statements, management was required to consider these contracts in estimating the fair value of the contingent consideration liability and recognized a liability of  $11,577 with a corresponding acquisition-related compensation expense of $10,648 within “Special charges”.

During the quarter ended September 30, 2019, however, management determined that revenue under the contracts could not be recognized as at July 31, 2019 and that VIZIYA did not achieve the minimum amount of cumulative Eligible Earnings  required as at July 31, 2019. As such, the Company has reversed its total accrual for contingent consideration recognizing a gain in the three months ended September 30, 2019 of $11,577.

2019 Third Quarter Financial Results	14

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The former shareholders of VIZIYA may not agree with the Company's determination of Eligible Earnings and they may require arbitration of that calculation as permitted pursuant to the terms of the acquisition agreement.  The results of any arbitration may, or may not, result in a determination that the former shareholders may be entitled to be paid some or all of the earn out under the acquisition agreement.

11.  SPECIAL CHARGES

During the nine months ended September 30, 2019, one of the Company’s operating subsidiaries continued its restructuring initiatives and concluded an additional workforce reduction in its Canadian operations and significantly reduced its operating lease facilities.  These activities resulted in an additional charge of $7 and $539 during the three and nine months ended September 30, 2019, respectively.

The Company recorded a recovery on the contingent consideration (see Note 10) during the three months ended September 30, 2019 in the amount of $11,577 resulting in a net recovery of $929 for the nine months ended September 30, 2019.  A reconciliation of the components of expense and accrued liabilities related to these restructuring efforts is as noted below:

	Licensing	Intelligent Systems	Corporate	Total
Nine months ended September 30, 2019
Fiscal 2018 Restructuring Program	$1,836	$-	$-	$1,836
Contingent consideration adjustment (Note 10)	-	-	(929)	(929)
Special charges, net	$1,836	$-	$(929)	$907

Fiscal 2018 Restructuring Program
Restructuring accrual as at January 1, 2019	$1,762	$151	$1,300	$3,213
Workforce reduction	967	-	-	967
Facilities costs	869	-	-	869
Total accruals and costs	3,598	151	1,300	5,049
Less amounts paid or assets written off to date	3,598	151	1,300	5,049
Restructuring accrual as at September 30, 2019	$-	$-	$-	$-

2019 Third Quarter Financial Results	15

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

12.  INCOME TAXES

The reconciliation of the expected provision for income tax expense to the actual provision for income tax expense reported in the condensed consolidated interim statements of operations for the nine months ended September 30, 2019 and September 30, 2018 is as follows:

	September 30,	September 30,
	2019	2018
Income (loss) before income taxes	$10,119	$(35,756)
Expected income tax expense (recovery) at Canadian statutory income tax rate of 26.5% (2018 - 26.5%)	2,682	(9,475)
Permanent differences	(151)	(102)
Foreign withholding taxes paid	562	104
Foreign rate differential	(25)	(193)
Change in valuation allowance	3,443	4,388
Other	(1,286)	(1,287)
Income tax expense (recovery)	$5,225	$(6,565)

	September 30,	September 30,
	2019	2018
Income (loss) before income taxes:
Canadian	10,441	(23,472)
Foreign	(322)	(12,138)

Current income tax expense
Canadian	1,787	452
Foreign	3,521	199

Deferred income tax recovery
Canadian	(57)	(7,068)
Foreign	(26)	(148)

2019 Third Quarter Financial Results	16

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	September 30,	December 31,
	2019	2018
Deferred tax assets
Difference between tax and book value of capital and intangible assets	8,239	8,834
Tax loss carryforwards	26,950	29,003
Scientific research and experimental development ("SR&ED") carryforwards	6,434	6,376
Investment tax credits	6,827	3,028
Unbilled revenue and prepaid accounts	584	359
Accounts payable and accrued liabilities	335	338
Investments	-	126
Difference between tax and book value of loan receivable	3	3
Deferred tax assets, gross	49,372	48,067
Valuation allowance	(18,706)	(15,146)
Deferred tax assets, net	30,666	32,921
Deferred tax liabilities
Difference between tax and book value of capital and intangible assets	(7,856)	(9,851)
Unbilled revenue and prepaid accounts	(81)	(266)
Investments	(68)	-
Deferred tax liabilities	(8,005)	(10,117)
Total deferred tax assets, net	$22,661	$22,804

13.  SEGMENT REPORTING

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. During the three and six months ended September 30, 2019, the Chief Executive Officer of the Company made decisions and assessed the performance of the Company using three operating segments or reporting units described below.

Licensing – The Licensing segment includes companies that count licensing as their principal business activity. Current patent portfolios held by this segment include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor Licensing, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Intelligent systems – The Intelligent systems segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. The first investment in this segment is

2019 Third Quarter Financial Results	17

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

IRD, one of the world’s leading providers of integrated systems and solutions for the global ITS industry. The ITS industry is focused on improving the Intelligent systems, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

Enterprise software – The Company considers businesses focused on operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “Enterprise software” environment and classifies its related investments in the Enterprise software segment. The Company’s first investment in this segment is VIZIYA based in Hamilton, Ontario, Canada, a software company providing Enterprise Asset Management software solutions to asset intensive industries worldwide through its presence in Australia, Europe, the Middle East and South Africa. VIZIYA has created software solutions that enhance each step of a customer’s work management process, to help customers measure the results of their initiatives, particularly focused on asset criticality, urgency and compliance to ensure customers implement their asset strategies.

The following table reconciles the Adjusted EBITDA measure which is used in the evaluation of the performance of each segment to net loss:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Segment Adjusted EBITDA:
Licensing	$(3,291)	$(2,178)	$23,766	$(11,582)
Intelligent Systems	1,648	1,442	3,346	1,891
Enterprise Software	5,622	158	5,964	2,101
Total	3,979	(578)	33,076	(7,590)

Unallocated corporate expenses	1,930	1,934	5,701	6,210
Fair value purchase price adjustments	-	8	-	314
Stock-based compensation expense	194	114	603	268
Depreciation of property, plant and equipment	181	372	921	1,155
Special charges	(11,570)	2,320	907	2,320
Amortization of intangibles	5,134	6,298	15,578	19,491
Results from operations	8,110	(11,624)	9,366	(37,348)
Finance income	(378)	(140)	(871)	(522)
Finance expense	62	78	341	157
Foreign exchange loss (gain)	(172)	91	150	(74)
Other income	(119)	(247)	(373)	(1,153)
Income (loss) before taxes	8,717	(11,406)	10,119	(35,756)
Current income tax expense	1,275	755	5,308	651
Deferred income tax recovery	(1,893)	(2,880)	(83)	(7,216)
Income tax expense (recovery)	(618)	(2,125)	5,225	(6,565)
Net income (loss)	$9,335	$(9,281)	$4,894	$(29,191)

2019 Third Quarter Financial Results	18

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Segment assets as at September 30, 2019 and December 31, 2018 are as follows:

As at	September 30, 2019	December 31, 2018
Licensing	$68,448	$93,225
Intelligent Systems	46,160	45,453
Enterprise Software	11,434	30,901
Total segment assets	126,042	169,579
Total corporate assets	115,565	67,833
Total assets	$241,607	$237,412

Segment revenue by category for the three and nine months ended September 30, 2019 and 2018 are as follows:

	For the three months ended September 30, 2019
	Licensing	Intelligent Systems	Enterprise Software	Total
License	$3,660	$-	$6,882	$10,542
Systems	-	9,532	-	9,532
Services	-	-	610	610
Recurring	105	3,321	1,259	4,685
Total revenue	$3,765	$12,853	$8,751	$25,369

	For the three months ended September 30, 2018
	Licensing	Intelligent Systems	Enterprise Software	Total
License	$3,902	$-	$860	$4,762
Systems	-	7,885	-	7,885
Services	-	-	660	660
Recurring	543	4,554	1,175	6,272
Total revenue	$4,445	$12,439	$2,695	$19,579

	For the nine months ended September 30, 2019
	Licensing	Intelligent Systems	Enterprise Software	Total
License	$55,805	$-	$8,298	$64,103
Systems	-	25,626	-	25,626
Services	-	-	1,803	1,803
Recurring	828	11,351	3,852	16,031
Total revenue	$56,633	$36,977	$13,953	$107,563

	For the nine months ended September 30, 2018
	Licensing	Intelligent Systems	Enterprise Software	Total
License	$8,880	$-	$4,018	$12,898
Systems	-	19,757	-	19,757
Services	-	-	2,040	2,040
Recurring	1,308	12,753	3,229	17,290
Total revenue	$10,188	$32,510	$9,287	$51,985

Revenue by geography for the three and nine months ended September 30, 2019 and 2018 are as follows:

2019 Third Quarter Financial Results	19

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues
United States	$10,080	$10,610	$53,323	$33,036
Korea	2	101	27,425	329
South Africa	6,294	-	6,294	-
Taiwan	3,675	3,805	4,296	4,136
Canada	881	1,455	3,211	3,219
Chile	411	922	1,810	1,812
Australia	577	542	1,775	1,232
Ukraine	1,736	-	1,736	-
Thailand	261	31	809	452
Finland	134	18	490	914
Germany	64	94	182	605
China	118	330	162	828
Japan	-	-	-	911
Rest of the world	1,136	1,671	6,050	4,511
Total revenue	$25,369	$19,579	$107,563	$51,985

Non-current assets by geography as at September 30, 2019 and December 31, 2018 are as follows:

As at	September 30, 2019	December 31, 2018
Non-current assets
United States	$15,088	$17,615
Canada	120,271	127,450
Chile	892	897
Belgium	990	707
Mexico	24	92
Total non-current assets	$137,265	$146,761

Major Customers

A major customer is defined as an external customer whose transactions with the Company amount to 10% or more of the Company’s annual revenues. During the three and nine months ended September 30, 2019, there were nil and two major customers identified, respectively (three and nine months ended September 30, 2018 – nil).

Remaining Performance Obligations

As at September 30, 2019 the amount of transaction price allocated to remaining performance obligations was $33,347. The Company expects to recognize approximately 30% of this balance as revenue in the remainder of 2019, 48% in 2020 and 22% thereafter.

2019 Third Quarter Financial Results	20